Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	(In thousands, except ratio computation)
Pretax income before adjustment for noncontrolling interest	$28,059	$7,544	$40,263	$17,510

Add back:
Fixed charges	11,628	10,664	23,187	21,289
Distributed income of equity investees	1,514	334	1,572	9,074
Deduct:
Equity in earnings of equity investees	(109)	(335)	(218)	(2,995)
Capitalized interest	(198)	(222)	(402)	(488)
Earnings as Defined	$40,894	$17,985	$64,402	$44,390

Fixed Charges
Interest expense including amortization of deferred financing fees	$11,376	$10,388	$22,678	$20,691
Capitalized interest	198	222	402	488
Interest portion of rent expense	54	54	107	110
Fixed Charges	11,628	10,664	23,187	21,289
Preferred share dividends	1,675	1,675	3,350	3,487
Combined Fixed Charges and Preferred Dividends	$13,303	$12,339	$26,537	$24,776

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	3.07	1.46	2.43	1.79